Exhibit 1

FREE TRANSLATION

Buenos Aires, June 30, 2017

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sir,

RE.: Merger by absorption between Telecom Argentina S.A. (the Surviving Company) and Cablevisión S.A. (the Absorbed Company)

I am writing you as Chairman of Telecom Argentina S.A., to inform you that today the Boards of Directors of Telecom Argentina S.A. (“Telecom Argentina”) and Cablevisión S.A. (“Cablevisión”) (altogether, Telecom Argentina and Cablevisión, the “Companies”) approved the “Preliminary Merger Agreement” by which they agree that Telecom Argentina will absorb by merger Cablevisión, in accordance with the terms of Sections 82 and 83 of the General Corporate Law, and ad referendum of the corporate and regulatory approvals (among others, those necessary from the Ente Nacional de Comunicaciones — ENACOM) established in said Agreement (the “Merger”).

For the purpose of this Merger, the Board of Directors of Telecom Argentina and the Board of Directors of Cablevisión approved their respective Special Merger Individual Financial Statements and the Special Merger Consolidated Financial Statements, all of them as of March 31, 2017, with the respective reports issued by their Supervisory Committees and of the Independent Auditor Price Waterhouse & Co.

The Preliminary Merger Agreement foresees:

1.              A distribution ratio of 9,871.07005 new ordinary shares of Telecom Argentina with nominal value of $1.- each to be issued, for every ordinary share of Cablevisión with nominal value of $10,000.- each (the “Distribution Ratio”).

2.              That as a result of the Merger, Telecom Argentina will issue on the Effective Merger Date, which is to be determined, 1,184,528,406 new ordinary book-entry shares with nominal value of $1.- and one vote per share to be delivered to Cablevisión’s shareholders, in form of Class “A” Shares of Telecom Argentina or Class “D” Shares of Telecom Argentina, as applicable, and in accordance with the Distribution Ratio, or the number of new shares resulting from the adjustments to the Distribution Ratio that could be exercised according to the Preliminary Merger Agreement.

3.              The determined Distribution Ratio was considered fair from a financial perspective by the independent valuation experts JPMorgan Securities LLC (hired by Telecom Argentina) and Lion Tree Advisors LLC (hired by Cablevisión).

Finally, The Board of Directors of Telecom Argentina, resolved to summon a General Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina to be held on August 31, 2017 at 10 a.m. on the first call, in order to consider the Merger described herein and the documentation approved by the Board of Directors.

Within the regulatory timelines we will submit to this Comisión Nacional de Valores the Merger Prospectus in which the relevant aspects of the proposed Merger by absorption will be disclosed. Once this Comisión Nacional de Valores gives its authorization, the documentation will be published in the Autopista de la Información Financiera.

Sincerely,

Telecom Argentina S.A.

/s/ Mariano M. Ibáñez
Chairman